Mail Stop 3561

September 7, 2007

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

>   **Re: Healthy Fast Food, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed August 13, 2007**
>   **File No. 333-145360**

Dear Mr. Cartwright:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Please provide us with the reports cited throughout your registration statement, such as those by National Restaurant Association and NDP Group referenced on page 27. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

3. We note from your prospectus cover page that you intend to issue the representative of the underwriter a warrant to purchase an additional 250,000 units. Please expand your disclosure throughout where appropriate to describe the terms of the warrant. In addition, please reconcile your disclosure on the prospectus cover page that you will issue "a warrant" to purchase 250,000 units, with your fee table disclosure and the description in Exhibit 5.1, that the representative of the underwriters will receive 250,000 warrants to purchase 250,000 units.

Prospectus Summary, 4

4. Please disclose here that EVOS USA, Inc. currently has only 3 company-owned restaurants and one franchised restaurant in operation.

5. Please revise to include your revenues and net losses for the last audited period and interim stub. Doing so will provide a financial snapshot to help investors create a context to evaluate the rest of the information in the summary. Consistent with your disclosure on page 26, also disclose here that you have not generated revenue yet from the sourcing of EVOS franchises.

6. Please explain what you mean by "traditional fast food offerings" and "innovative cooking techniques." It is also unclear what you mean by "healthier" food, as you do not clearly provide a reference point. For example, it is unclear whether you claimed to be healthier than all fast food restaurants, including those listed as competitors on page 27.

7. In addition to disclosing your rights to open restaurants and solicit franchise owners, please summarize briefly your responsibilities under your agreements with EVOS.

This Offering, page 4

8. Please tell us in your response and revise your description of the securities here to include how you plan to record the warrants issued with each unit sold. Include in your response and related disclosure how you will bifurcate the value of the common stock, "A" warrants, and "B" warrants.

Risk Factors, page 6

9. Consistent with your disclosure on page 22, please add a risk factor discussing the limited duration of the reduced royalties that will be payable to EVOS.

10. Consistent with your disclosure on page 29, add a risk factor discussing management's limited experience in the food services business. Also, discuss management's lack of experience with franchising and the risks associated with not adequately performing the services required of you per page 24 and your requirement to pay125% of EVOS expenditures if it should need to perform such services because of your failure to do so.

11. If you are a penny stock, please add a risk factor to disclose this fact and discuss the limitation associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

12. Please add a risk factor discussing the fact that you will be required to open 207 restaurants over the next 10 years and the consequences of your failure to do so.

We depend on our franchisor, page 8

13. Consistent with your disclosure on page 21, please revise to clarify here that EVOS USA, Inc. currently has only three company-owned restaurants.

Our Auditors have substantial doubt about our ability to continue as a going concern, page 9

14. Please expand your discussion to disclose the result of your not opening the minimum number of restaurants within the timeframe required by your franchise agreement.

The warrants may be redeemed on short notice, page 12

15. Please reconcile your disclosure here that the Class A warrants can be redeemed when the price of your common stock equals or exceeds $6.00 for five consecutive trading days, with your disclosure on pages 4 and 36 that the closing

price must equal or exceed $10.20 for five consecutive trading days before you can exercise your right of redemption.

Use of Proceeds, page 14

16. Please revise your description of "net" franchise fees to describe how this amount was calculated. It is currently unclear, given your disclosure on page 23, why you have determined the 12 company-owned restaurants will not be required to pay the initial franchise fee, when your disclosure on page 23, supported by your disclosure on page 25, indicates that only 8 will not be subject to the initial franchise fee . If our understanding that you have included only 8 restaurants in this calculation as you have already paid the initial fee for four of the 20 restaurants, and 8 of the 20 are exempt from payment of the initial franchise fee, so state and cross-reference to your discussion of such arrangements.

Capitalization, page 15

17. Please revise the amounts in the table to reflect the net proceeds of the sale of the 162,450 shares in the private placement, as well as the associated note disclosure to indicate the amount and composition (cash, options) of offering costs paid on the sale of these shares. The disclosure should also indicate how any non-cash payment of offering cost was valued and recorded.

Dilution, page 16

18. Please revise the amount of net tangible book value to include "deposits", as this a tangible asset.

19. Please explain and revise your disclosure on how you have considered the effect of issuance of common stock pursuant to the Class A and Class B warrants in your calculation of dilution. If such options are antidilutive, so state.

Plan of Operation, page 17

20. While including a brief overview may provide context to your plan of operation, it appears that much of the disclosure in the History and Overview subsection would be more appropriately located in the Business section. Please revise to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities, and the estimated costs and approximate timetable for beginning and completing each step. Also provide detail regarding your liquidity needs over the next twelve months including any contingencies such as raising funds. Please refer to Item 303(a) of Regulation S-B.

21. We note that you have estimated between $380,500 and $534,750 to open each new franchise restaurant. Please describe in context how this estimate is reasonable since it appears that you may have spent in excess of $544,878 to start your first restaurant.

Inventory, page 19

22. Please revise your disclosure to indicate your policy for determining excess and/or obsolete inventory as well as how you account for spoilage.

Leasehold Improvements, Property, and Equipment, page 19

23. Please revise for consistency with paragraph 45 of SFAS 144. Specifically, gains and losses on long-lived assets should be considered part of operations. Similar revisions should be made throughout your filing.

Goodwill and Intangible Assets, page 19

24. We note that you have included appraised values as a potential source of fair value measurements of goodwill and intangible assets. If specific intangible assets have been valued by appraisers and such valuation has contributed to the valuation used in your balance sheet, please specifically identify the asset and appraiser, and file a consent from such appraiser as such appraiser would be considered an "expert." Otherwise, please remove the reference to the use of appraisals as fair value should be determined by management. Refer to Exhibit 23 of Item 601 of Regulation S-B.

Business, page 21

25. Please revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, clarify in the first sentence that your currently own and operate "one" EVOS restaurant. Clarify whether you have previously developed new menu items, and describe whether you have arrangements with EVOS to "continue" to develop new menu items as per page 21. Discuss on page 22 the past attempts by EVOS to negotiate system-wide volume discounts from suppliers and disclose whether these discounts were passed on to you. Detail management's prior exposure to and experience with potential multi-unit franchise partners as referenced on page 22. Describe the performance standards referenced on page 23 that must be met to ensure you receive 50% of the royalties that EVOS earns from franchisees in your exclusive territory. Clarify what you mean on page 26 by your intent to eventually pursue opportunities to purchase franchises with cash or stock. Provide specific details about the franchise marketing campaign discussed on page 26, steps you have taken to date to implement it, its timeline and anticipated costs, and how you

intend to fund it. Also, it appears from the biographies beginning on page 29 that management has limited experience in the food services and franchise business, with Scott Olson being the only member of management previously involved in related businesses. If so, please provide support the assertions in the first paragraph of your Franchise Marketing subsection on page 26. Also, disclose whether the competitors referenced on page 27 are larger and have significantly greater financial resources. Refer to Item 101 of Regulation S-B.

EVOS Restaurant Franchise

26. We note that you have renegotiated your ongoing royalty payment agreement for more favorable terms in the short-term. Please revise your document to include disclosure showing the pro-forma effect of the payment of the original royalty rate for periods during which a reduced rate was in effect. Such disclosure should be made in your discussion of results of operations for appropriate periods. We note that the renegotiation is effective beginning in the quarterly period ended June 30, 2007. In addition, the disclosure in financial statement note 1 (Restaurant Operations – Franchise Agreement) should be expanded to disclose the aggregate dollar and per share effects of this royalty payment holiday. Please refer to the guidance in SAB Topic 11C and revise accordingly

The EVOS Healthier Fast Food Concept, page 21

27. Consistent with your disclosure on page 8, please clarify that while EVOS USA, Inc. has awarded six franchises, only one is currently operating.

Directors, Executive Officers and Key Employees, page 29

28. Please disclose each person's business experience during the past five years. For example, disclose the business experience of Terry Cartwright since October 2002, of Gregory Janson since November 2005, and of Ulderico Conte since May 2005.

29. Consistent with your disclosure on page 28, revise to specify that Brad Beckstead is a part-time employee. Also, disclose the approximate percentage of time he allocates to your business.

Security Ownership of Certain Beneficial Owners and Management, page 34

30. Please check to ensure that all the percentages in the table are accurate. For example, it appears that Ira Miller owns 14.35% before the offering and will own 5.14% after it.

Other Warrants, page 39

31. Please revise to clarify when the warrants were granted to the service providers referenced in this section.

Underwriting, page 42

32. We note your disclosure that a prospectus in electronic format may be made available. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website and describe the material terms of your agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Restaurant Operations: Franchise Agreement, page F-6

33. Please revise your disclosure here to indicate the circumstances under which each of these marketing payments would be required. In addition, please disclose the aggregate dollar and per share impact such payments would have.

34. We note that you advanced $77,500 to EVOS USA as consideration for the right to open 12 stores, and you are accounting for this payment as a prepaid franchise fee that will be reclassified to franchise fees and amortized as you establish these future operating locations as stated in note 7. As you are required to open in excess of these 12 additional restaurants within the first two operating years as per your schedule on page 23, it appears this payment should be amortized as an intangible asset over the **shorter** of the two year length of time to open these 12 restaurants or the actual period the restaurants are opened. As such, the entire amount would be expensed over the maximum two year development period, between June 1, 2007 and May 31, 2009. Please revise your financial statements accordingly.

35. In addition, please revise this note to include the total and actual royalty rate to be paid to EVOS USA on company owned restaurants, as it is currently unclear whether such rate is 5.5% or ½ of such rate.

Income Taxes, page F-9

36. Please revise your presentation of tax provision and deferred tax assets and liabilities to fully comply with paragraphs 43 through 49 of SFAS 109. Specifically, please present your deferred and current tax provision by jurisdiction (Federal and State), as well as a reconciliation of actual to statutory tax rates. Also, please indicate when net operating loss carryforwards begin to expire.

Revenue, Discounts, and Expense Recognition, page F-10

37. We note from your disclosure here that initial franchise fees are recognized and fully earned upon the execution of the franchise agreements for each EVOS restaurant in your 12-State territory. Please tell us what responsibilities you bear in the initial set-up phase for new franchises in your 12-State territory, when such responsibilities are substantially complete, and how such completion aligns with your current revenue recognition policy. If you have no additional initial set-up responsibilities for franchises in your territory, so state. In your response, also specifically address that at the time you recognize the initial franchise fees you have provided "substantial performance", as required by all three conditions (a)-(c) in paragraph 5 of SFAS 45.

Note 3 – Restatement of 2006 Financial Statements, page F-13

38. Please revise your table summarizing the 2006 restatements for consistency of signs with regard to the $40,152 net income effect. It currently does not appear to foot as the signs used for income and expense are inconsistent.

General

39. Please update your financial statements and consent in accordance with Item 310 of Regulation S-B in your next amendment.

Recent Sales of Unregistered Securities, page II-1

40. Please expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-B for all unregistered securities that you sold within the past three years. For example, provide a more detailed description and factual basis for the exemptions relied upon. Also, tell us who the seven persons were that acquired common stock on November 2005, and whether the legal services provided by Mr. Scofield and Mr. Funari related to these sales. In addition, tell us what options were awarded to consultants on June 30, 2007 and what services were received as consideration for them.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or Joseph Foti at (202) 551-3816 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: <u>Via Facsimile (303) 777-3823</u>
        Fay Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hatchings, P.C.